Exhibit 99.1

BROOKFIELD RENEWABLE ADDED TO S&P/TSX COMPOSITE INDEX

HAMILTON, Bermuda, March 17, 2014 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that S&P Dow Jones Canadian Index Services has confirmed that Brookfield Renewable will be added to the S&P/TSX Composite Index, the headline index and principal broad market measure for the Canadian equity markets.

“We are very pleased to be included in the S&P/TSX Composite Index and look forward to the increased market visibility and participation that membership in the Index provides,” said Richard Legault, President and CEO.

Brookfield Renewable will also be added to the S&P/TSX Composite Dividend Index and the S&P/TSX Equity Income Index. All changes will be effective after the close of trading on Friday, March 21, 2014.

Brookfield Renewable is already a member of the S&P/TSX Renewable Energy and Clean Technology Index.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 6,000 megawatts of installed capacity. Diversified across 70 river systems and 12 power markets in the United States, Canada and Brazil, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com